Exhibit 99.(a)(6)

LOOKSMART RESPONDS TO SECOND EXTENSION OF UNSOLICITED OFFER
BY PEEK INVESTMENTS AND
BASELESS STATEMENTS MADE BY SNOWY AUGUST MANAGEMENT

SAN FRANCISCO, CALIFORNIA – August 30, 2012 – LookSmart, Ltd. (NASDAQ: LOOK), an online advertising network solutions company, today issued the following statement regarding PEEK Investments LLC’s (“Peek”) decision to extend, for a second time, its unsolicited tender offer to acquire shares of LookSmart for $1.00 in cash per common share.  The Company also responded to the unsubstantiated and misleading statements made today by Snowy August Management LLC (“Snowy August”), a member of the consortium sponsoring Peek’s tender offer.

“Our Board strongly believes the terms of Peek’s offer and the tactics which they are pursuing are coercive,” said Scott Kauffman, Chairman of the Board of LookSmart and Chair of the Special Committee of the Board evaluating strategic alternatives.  “The $1.00 per share offer price is not in the best interests of LookSmart’s stockholders, as LookSmart’s stock has recently traded above the offer price, the Company has received and is pursuing other indications of interest at valuations exceeding $1.00 per share, and the Company is continuing to execute on a strategic plan designed to enhance both near term and long term value.”

“Moreover, Peek has stated that it has no intention of buying non-tendered shares in a second step merger, and Peek has stated that the Company may be delisted and deregistered after it closes the offer. Further, Peek has threatened that if it does close the offer, it might begin acquiring non-tendering shares at prices lower than the offer price or in exchange for consideration other than cash.  This highly coercive structure appears designed to force our stockholders to tender or risk the possibility of holding an illiquid security in a controlled company.  The short-term rights plan our Board unanimously adopted protects our stockholders from this coercive tactic,” continued Mr. Kauffman.  “By Peek's own count, only 42% of the shares not owned by Peek had tendered.  Allowing the offer to close would risk leaving a majority of the non-Peek holders in an illiquid, minority position,” he concluded.

Consistent with its fiduciary duties, after receiving additional indications of interest at valuations exceeding Peek’s offer price, the Board unanimously adopted a short-term stockholder rights agreement in order to protect stockholders from Peek’s tactics and ensure that the Special Committee and LookSmart’s stockholders have adequate time to properly assess any and all indications of interest or other strategic alternatives without undue pressure.  The stockholder rights plan is intended to safeguard LookSmart stockholders’ opportunity to realize the maximum value of their investment.

The Special Committee has engaged Victory Park Securities, LLC as its financial advisor with respect to the maximization of stockholder value and the Special Committee’s evaluation of all indications of interest and other strategic alternatives.  Peek remains eligible to submit a proposal that will be evaluated by the Special Committee, with the assistance of the Committee’s financial advisor, on the same terms as other indications of interest.  As previously disclosed, Peek has been repeatedly invited to submit a proposal to LookSmart’s Board.  To date, Peek has not submitted any such proposal.

About LookSmart, Ltd.
LookSmart is a pioneer in online advertising. Founded in 1997, LookSmart has been connecting advertisers and agencies to high quality sources of inventory for performance marketing, and helps online publishers monetize their inventory through our award winning Ad Center platform. Our highly scalable technology processes billions of search queries on a daily basis, enabling marketers to bid in real time across search and display inventory, and leverage intent data to get performance that meets aggressive campaign goals. LookSmart is based in San Francisco, CA, with offices in Los Angeles and New York City. For more information, visit www.looksmart.com or call 415-348-7500.

The LookSmart, Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8717.

FORWARD-LOOKING STATEMENTS
This Statement may contain statements that are forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (1) the risk of failing to complete any strategic transaction contemplated by any indications of interest for any reason, including the risk that third parties withdraw such indications of interest, (2) LookSmart's ability to maintain the value of its assets, operations and prospects (3) LookSmart's ability to deliver high quality traffic to advertisers and high value advertising opportunities to publishers (4) LookSmart's ability to capture market opportunities, and achieve growth and value based on its investments and growth opportunities (5) business disruptions associated with the tender offer commenced by PEEK Investments LLC and (6) other factors detailed in LookSmart's filings with the SEC, including LookSmart's most recent filings on Forms 10-K/A and 10-Q for the year ended December 31, 2011 and the quarter ended June 30, 2012, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In response to the tender offer commenced by PEEK Investments LLC, LookSmart has filed a recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF LOOKSMART ARE URGED TO READ THE RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by LookSmart through the web site maintained by the SEC at http://www.sec.gov. Investors and security holders also will be able to obtain free copies of these documents, and other documents filed with the SEC by LookSmart, from LookSmart by directing a request to LookSmart, Attn: Bill O'Kelly.

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Investor Contacts
Bill O'Kelly
Senior Vice President Operations and Chief Financial Officer, LookSmart, Ltd.
(415) 348-7208
bo'kelly@looksmart.net

John Mills
Senior Managing Director, ICR, Inc.
(310) 954-1100
john.mills@icrinc.com

Media Contact
Matt Benson
Managing Director, Sard Verbinnen & Co
(415) 618-8750
mbenson@sardverb.com